Company Profile


         Headquartered in Hauppauge, New York, Medical Action Industries Inc. develops, manufactures, markets and distributes a variety of disposable, surgical related products. The Company's products are marketed primarily to acute care facilities in domestic and certain international markets, and is expanding its end-user base to include physician, dental and veterinary offices. Medical Action is the leading manufacturer and distributor of sterile laparotomy sponges and sterile operating room towels in the United States. The Company's products are marketed through an extensive network of independent distributors, direct sales personnel and manufacturers' representatives. Medical Action has preferred vendor agreements with national distributors, as well as sole source and/or committed contracts with nearly every major group purchasing alliance. The Company also manufactures its products under private label contracts to other distributors and medical suppliers. Medical Action's manufacturing, packaging and warehousing activities are conducted in its Arden, North Carolina facility.

Selected Financial Data

Year ended March 31,                         1999         1998         1997         1996         1995
---------------------------------------------------------------------------------------------------------
OPERATIONS DATA
Net Sales                                $57,500,109  $54,640,129  $46,000,309  $38,846,290  $35,111,326
Income (loss) before income taxes          3,167,424    2,756,096    1,642,572    1,204,310     (246,695)
Net income (loss)                          1,915,437    1,684,243      971,347      710,743     (183,146)
Net income (loss) per common share:

  Basic                                          .23          .21          .12          .09         (.02)
  Diluted                                        .21          .19          .12          .09         (.02)
---------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
Total assets                             $40,152,793  $31,880,894  $24,993,552  $24,390,336  $24,328,602
Working capital (1)                       14,194,637   11,108,552   10,228,286   10,334,499   11,034,593
Long-term  debt including capital
  leases (less current portion)           13,210,729    6,142,900    3,558,674    4,387,958    7,328,626
Shareholders' equity (2)                  17,896,379   15,535,456   13,417,942   12,273,367   11,209,191
---------------------------------------------------------------------------------------------------------

(1) See Management's Discussion and Analysis of Financial Condition and Results of Operations.
(2) There were no cash dividends declared in any of the periods presented above.

The cover of this year's annual report reflects Medical Action Industries' commitment to establishing and expanding strategic partnerships worldwide, and being recognized as a market leader with a reputation for manufacturing and marketing quality medical devices. At the end of this past fiscal year, Medical Action completed its sixth transaction in the past five years with the acquisition of the medical products division of Acme United Corporation. This acquisition, our largest to date, will significantly increase revenue and be accretive to earnings in fiscal 2000. Our formula for success can be characterized by our dedication to innovation, efficiency, reliability and opportunity. As a result of executing this strategy, we achieved record revenues in fiscal 1999 for the fourth consecutive year and recorded the highest net income in Medical Action's twenty-two year history on the strength of our diverse product offerings, comprehensive and unparalleled distribution network and focus of our management team. Our utilization of electronic data interchange, which accounts for more than 80% of all customer orders received, and expertise at reducing our distributors' inventory investment, continues to demonstrate Medical Action's supply chain excellence and selection as the healthcare partner of choice. It is clear that our market leadership position and the consolidation within the healthcare industry will be a platform of opportunity for Medical Action well into the new millennium.

                                                                    [GRAPHIC]

To Our Shareholders, Customers, Healthcare Partners And Teammates

    We are pleased to report another year of impressive accomplishments for Medical Action Industries Inc. As the past twenty-two years have demonstrated, there are few, if any, challenges that the Medical Action team cannot meet and master. The foundations and resources are in place to build a diversified, global medical device manufacturer that will flourish in this ever-changing market. In response to the opportunities presented by the changing healthcare environment, Medical Action in fiscal 1999 took an aggressive and proactive approach to enhance its position as a market leader.

    This past year was a year in which several key milestones were achieved. We assimilated fiscal 1998 acquisitions, fostered strategic relationships with hospital purchasing alliances, successfully launched our wound care dressings program throughout Latin America by entering into an exclusive supply and distribution agreement with Johnson & Johnson Medical, completed the most significant transaction to date by acquiring the medical products division of Acme United Corporation in March 1999, and generated record revenues and reported the highest net income in the Company's history. These accomplishments will provide even greater opportunities for growth and profitability for Medical Action in the future.

    Medical Action completed fiscal 1999 with its best financial performance ever and is moving forward with a focused strategy in fiscal 2000. The successful strides made during this past fiscal year were reflected in our financial performance. Net sales increased 5% to a record $57,500,000, compared with $54,640,000 in fiscal 1998. Significantly, as a result of the acquisition in March 1999, our backlog of orders at year end exceeded $700,000, all of which will be shipped in the first quarter of fiscal 2000. Net income for the year rose 14% to a record $1,915,000, compared with $1,684,000 one year ago. Earnings per basic share increased to a record $0.23 from $0.21 and earnings per diluted share increased to a record $0.21 from $0.19. The record net sales level for fiscal 1999 was primarily attributable to greater domestic penetration in each of the Company's core products, including an increase of $1,283,000, or 19%, in net sales of the SBW product line, which includes net sales from Dayhill Corp., acquired in October 1997; a $585,000, or 18%, increase in net sales of gauze sponges; and a $465,000, or 10%, increase in our QuanTech product line.

    During fiscal 1999 we continued to strengthen our balance sheet as shareholders' equity increased to $17,896,000, or $2.09 per outstanding share, and total assets increased to $40,153,000. Earnings before interest, taxes, depreciation and amortization ("EBITDA") reached $4,974,000, a 17% increase from fiscal 1998 and more than three times greater than in fiscal 1995.

    We remain the market leader in the sales of sterile disposable laparotomy sponges, sterile disposable operating room towels and medical sterilization packaging to hospitals in the United States. Medical Action's financial philosophy is


Net Income (in dollars)

        711,000   971,000   1,684,000   1,915,000

          1996      1997       1998        1999


                             [CHART]

                                                                      [GRAPHIC]

"OUR GREATEST STRENGTH IS OUR DETERMINATION NOT TO BE CONSTRAINED BY THE LIMITATIONS AND PRECEPTIONS OF OTHERS. WE ARE WILLING TO INVEST IN OUR LONG-TERM VISION."


based on a simple commitment to increasing shareholder value. As an industry leader and low-cost manufacturer, we seek to build upon our core business by continuing to provide unsurpassed service to customers while producing favorable returns to our shareholders. The Company has invested heavily in building the financial, capital and human resources necessary to achieve these goals.

    We would be remiss if we did not admit that we are, however, disappointed in the performance of our common stock during the past twelve months. Another challenge, and one that I have personally accepted for fiscal 2000, is to address the market pricing of our common stock. DESPITE being recognized by our peers as a market leader, DESPITE posting another record year in revenues and earnings, DESPITE consummating a major acquisition which is accretive to earnings immediately, DESPITE being awarded several new contracts with group purchasing organizations, DESPITE moving our geographical reach into Latin America --- we have not been able to achieve a market valuation commensurate to that of our peer group. We believe that our consistent performance and vision of future growth for Medical Action will be recognized. We would like to reassure our shareholders that our management team, with significant stock ownership of your Company, is committed to maximizing shareholder return more than ever. Have no doubt that we are prepared to do whatever it takes to increase awareness of our success story to the investment community.

    In last year's annual report, we discussed how acquisitions are an important component of our corporate strategy. During this past fiscal year, we were able to assimilate our fiscal 1998 acquisitions - the specialty packaging business of Dayhill Corporation acquired in October 1997, the ATI PyMaH line of sterilization pouches purchased in November 1997, as well as the sponge counter product lines of Sage Products Inc. acquired in January 1998 into our manufacturing facility in Arden, North Carolina. We also anticipate reaping significant operating efficiencies in fiscal 2000 in our manufacturing processes as a result of the cost saving initiatives implemented this past year.

    Fiscal 1999 saw Medical Action complete its largest transaction to date with the acquisition of the medical products division of Acme United Corporation ("Acme Healthcare"). Acme Healthcare is one of the first companies to design and sell disposable instrument kits and trays, and is principally comprised of three product categories --- (i) kit and tray products including suture removal trays, I.V. start kits and central line trays; (ii) net, padding, wound care and antiseptic products including Acu-Dyne(Registered), an anti-microbial solution of povidone iodine prep swabs and a line of proprietary Tubegauz(Registered) elastic netting used in dressing retention; and (iii) instrument packs which include a broad line of sterile instruments such as hemostats, scalpels and forceps.

Net Sales (in dollars)

      38,846,000   46,000,000   54,640,000   57,500,000

          1996        1997         1998        1999

                             [CHART]

                                                                      [GRAPHIC]

    With the healthcare system in the United States changing so rapidly, financial stability, adaptability and the ability to react quickly will be fundamental to our success. Industry dynamics, including increasing consolidation of manufacturers, distributors, hospitals and group purchasing organizations (GPOs), together with the cost pressures of a managed care environment, are providing greater incentives to reducing the number of duplicate vendors for product lines distributed to hospitals and healthcare facilities.

    Medical Action, because of our preferred vendor status, is strategically positioned to benefit from increased volume as other, less efficient vendors are eliminated. At the same time, there are tough regulatory standards for the medical device industry that present formidable barriers to entry for new competitors. Medical Action's mission is simple --- to be the supplier of choice throughout the healthcare supply chain. As customers become more selective in choosing their suppliers, they increasingly require us to adhere to the highest quality standards.

    While quality is not new to Medical Action, we are proud that in fiscal 1999 we achieved ISO 9002 quality registration of our manufacturing facility in Arden, North Carolina. ISO 9002 is the international quality standard which reinforces Medical Action's commitment to competing in the global marketplace. With our commitment to increasing our global presence, we have also obtained CE Marking for our operating room towels, which is a requirement in order to sell in the European community.

    Our dedication for more than the past decade in developing and maintaining our long-standing relationships have been built on trust, innovation and service. Combining our supply chain excellence and strategic alliances has created a strong bond with our customers. We are committed to reducing the cost of our products and increasing efficiencies throughout the supply chain to enhance our competitive edge. Medical Action has maintained its position as an industry leader by focusing its efforts on exceptional customer service.

    By remaining focused on being the supplier of choice throughout the healthcare supply chain, we have achieved preferred vendor status with firms that ship more than 80% of the products distributed to the hospital market. Our national accounts team continues to focus on the emerging external influences on hospital purchasing decisions, namely GPOs and distributors. By leveraging our domestic market share, low-cost supplier position and leadership in supply chain excellence, Medical Action's portfolio of sole source and/or committed contracts with GPOs is both extensive and complete.

    Our strategy going forward is unchanged from the one we shared with you for the past several years --- Acquisition, Acquisition and Acquisition. Consolidation within the healthcare industry is a platform of opportunity for our highly focused, flexible and well-capitalized Company. We will use our financial resources, distribution channels and acquisitions to broaden our product and market base. In fiscal 1999, we laid secure foundations for future growth. Our already

Shareholder's Equity (in dollars)

       12,273,000   13,418,000    15,535,000   17,896,000

          1996         1997          1998         1999

                             [CHART]

                                                                      [GRAPHIC]

"MEDICAL ACTION HAS A STRONG COMMITMENT TO QUALITY, INTEGRITY AND CUSTOMER SATISFACTION. THROUGH STRATEGIC TEAM WORK AND INTERNAL DEVELOPMENT, WE ARE GLOBALIZING OUR BUSINESS AND EMPOWERING OUR EMPLOYEES TO ACHIEVE. THE RESULTS REFLECT THE HALLMARK OF MEDICAL ACTION --- FINANCIAL STRENGTH AND FLEXIBILITY."


powerful sales and marketing team has been strengthened by our GPO and distribution agreements. We have made operational efficiency a priority in our recently acquired manufacturing facility in Arden, North Carolina. Our planning for fiscal 2000 includes increasing revenue and profitability of acquired product lines. We will also work continuously to identify operational and administrative cost savings from our acquisitions. With this expectation of improved profitability and our continued efforts to expand Medical Action's core businesses, our long-term strategy for revenue and income growth is on target. We believe favorable industry dynamics combined with our strong market position, reputation for excellent service, and our solid financial condition make our growth initiatives realistic.

    Acquisition candidates will continue to be evaluated on their ability to add breadth to product lines, provide vehicles into new markets or new geographical regions, and improve manufacturing efficiencies. We will also continue to focus on internal product development within all of our businesses.

    The people of Medical Action are the foundation of our dynamic, growing company. We would like to take this opportunity to acknowledge the work, dedication and commitment of Medical Action's employees in achieving the exceptional performance that has become the way we do business every day. We are pleased with our strategies and performance, and we are confident that we have the drive and discipline to do even better. We have a strong balance sheet, enviable channels of distribution, highly motivated and talented employees and a vision that embraces change. We will continue to build upon our strengths and expand our global presence in the competencies we need to maintain our momentum.

    We would also like to acknowledge the loyal customers, distributors and suppliers who continuously support our efforts and the shareholders, who will provide the financial basis for our growth.

    We look forward to reporting the progress of our Company as we move into the new millennium.




                              /s/ Paul D. Meringolo

                              Paul D. Meringolo
                              Chairman of the Board,
                              Chief Executive Officer and President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

         The following management's discussion and analysis describes material changes in the results of operations of Medical Action Industries Inc. ("Medical Action" or the "Company") during the three years ended March 31, 1999 and the Company's financial condition at that date. Trends of a material nature are discussed to the extent known and considered relevant.

     Certain statements in this discussion constitute forward looking statements as defined by the Private Securities Litigation Reform Act of 1995. Statements indicating the Company "plans", "expects", "estimates" or "believes" are forward looking statements that involve known and unknown risks, including the Company's future economic performance and financial results. The forward looking statements relate to (i) expansion of the Company's market share, (ii) the Company's growth into new markets, (iii) internal development of new products and product lines, (iv) procurement of export visas for operating room towels from China, which may impact their availability and pricing, and (v) retention of the Company's earnings for use in the operation and expansion of its business.

     Important factors and risks that could cause actual results to differ materially from those referred to in the forward looking statements include, but are not limited to, the effect of economic and business conditions, the impact of healthcare reform, opportunities for acquisitions, the Company's ability to effectively integrate acquired companies, the ability of the Company to maintain its gross profit margins, the ability to obtain additional financing to expand the Company's business, the ability to successfully compete with the Company's competitors that have greater financial resources, the availability and possible increases in raw material prices for operating room towels, the impact of current or pending legislation and regulation, as well as the risks described from time to time in the Company's filings with Securities and Exchange Commission, which includes its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

     The forward looking statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause actual results, performance and/or achievements of the Company to differ materially from any future results, performance or achievements, expressed or implied, by the forward looking statements, and that in light of the significant uncertainties inherent in forward looking statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company undertakes no obligation to update periodically any forward looking statement, whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS

Fiscal 1999 Compared to Fiscal 1998
     Net sales for the fiscal year ended March 31, 1999 increased 5% to $57,500,000 from $54,640,000 for the fiscal year ended March 31, 1998. The increase in net sales was primarily attributable to a $1,283,000 or 19% increase in net sales of the SBW product line which includes a full year of net sales from Dayhill Corporation, acquired in October 1997; a $585,000 or 18% increase in net sales of gauze sponges and a $465,000 or 10% increase in net sales of the QuanTech product line. Management believes that the increase in net sales was primarily due to greater domestic market penetration.

     The Company presently obtains a portion of its raw materials for operating room towels from China. These operating room towels are designated as a textile, for which an export visa is required. These export visas could adversely impact the availability and pricing of operating room towels. In the event that these quota restrictions reduce the availability of operating room towels, the Company will accelerate its procurement of operating room towels from China and secure operating room towels from sources outside of China. Management presently anticipates that it will be able to meet the Company's requirements of operating room towels through fiscal 2000.

     Gross profit increased $918,000 or 7%, to $13,284,000 for the fiscal year ended March 31, 1999 as compared to $12,366,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 1999 remained at 23% as compared to the prior fiscal year. The increase in gross profit dollars for the fiscal year ended March 31, 1999 was due to increased sales volume and increased manufacturing efficiencies at the Company's manufacturing facility in North Carolina which were partially offset by increased raw material costs.

     Selling, general and administrative expenses increased by $795,000 to $9,541,000 for the fiscal year ended March 31, 1999 from $8,746,000 for the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses increased to 17% as compared to 16% the prior fiscal year. The increase in selling, general and administrative expense dollars and as a percentage of sales was primarily attributable to increased selling expenses associated with achieving higher net sales.

     Restructuring charges of $260,000 were incurred for the fiscal year ended March 31, 1998 as a result of the Company's consolidation and sale of its Asheville, North Carolina manufacturing facility and two leased warehouse facilities into a newly acquired facility in Arden, North Carolina.

     Interest expense, net decreased 5% from $603,000 or 1% of net sales to $576,000 or 1% of net sales for the fiscal years ended

March 31, 1998 and March 31, 1999, respectively. The decrease in interest expense was attributable to a decrease in the average principal loan balances outstanding during the fiscal year ended March 31, 1999 as compared to the fiscal year ended March 31, 1998. The decrease in principal loan balances outstanding during the year was primarily attributable to net cash provided from operating activities during fiscal 1999.

     Net income for the fiscal year ended March 31, 1999 was $1,915,000, or $.23 per basic share and $.21 per diluted share as compared to $1,684,000, or $.21 per basic and $.19 per diluted share, for the fiscal year ended March 31, 1998. The increase in net income was attributable to the increase in net sales and gross profits, the non-reoccurrence of restructuring charges and the decrease in interest expense, which were partially offset by an increase in selling, general and administrative expenses.

Fiscal 1998 Compared to Fiscal 1997
    Net sales for the fiscal year ended March 31, 1998 increased 19% to $54,640,000 from $46,000,000 for the fiscal year ended March 31, 1997. The increase in net sales was primarily attributable to a $5,087,000 or 38% increase in net sales of operating room towels; a $1,064,000 or 28% increase in net sales of the QuanTech product line, an increase of $938,000 or 5% in net sales of laparotomy sponges and a $810,000 or 14% increase in net sales of the SBW product line which includes net sales from Dayhill Corp. acquired in October 1997. Net sales of operating room towels and laparotomy sponges increased by 28% and 3% in unit sales, respectively. Management believes that the increase in net sales of operating room towels, the QuanTech product line, laparotomy sponges and the SBW product line was primarily due to greater domestic market penetration.

    The Company presently obtains substantially all of its raw materials for operating room towels from China. These operating room towels are designated as a textile, for which an export visa is required. These export visas could adversely impact the availability and pricing of operating room towels. In the event that these quota restrictions reduce the availability of operating room towels, the Company will accelerate its procurement of operating room towels from China and, to a lesser extent, secure operating room towels from sources outside of China. Management presently anticipates that it will be able to meet the Company's requirements of operating room towels through fiscal 1999, however higher pricing for such raw materials which the Company began incurring in the fourth quarter of fiscal 1998, due to the availability of export visas, could adversely effect the Company.

    Gross profit increased $2,693,000, or 28%, to $12,366,000 for the fiscal year ended March 31, 1998 as compared to $9,673,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 1998 increased to 23% from 21% as compared to the prior fiscal year. The increase in gross profit dollars and gross profit as a percentage of net sales for the fiscal year ended March 31, 1998 was due to increased sales volume and lower per unit manufacturing costs resulting from improved efficiency at the Company's manufacturing facilities in North Carolina.

    Selling, general and administrative expenses increased by $1,371,000 to $8,746,000 for the fiscal year ended March 31, 1998 from $7,375,000 for the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses remained at 16.0% as compared to the prior fiscal year. The increase in selling, general and administrative expense dollars was primarily attributable to selling expenses associated with achieving higher net sales.

    Restructuring charges of $260,000 were incurred for the fiscal year ended March 31, 1998 as a result of the Company's consolidation and sale of its Asheville, North Carolina manufacturing facility and two leased warehouse facilities into a newly acquired facility in Arden, North Carolina.

    Interest expense decreased 8% from $655,000 or 1.4% of net sales to $603,000 or 1.1% of net sales for the fiscal years ended March 31, 1997 and March 31, 1998, respectively. The decrease in interest expense was attributable to a decrease in the average principal loan balances outstanding during the fiscal year ended March 31, 1998 as compared to the fiscal year ended March 31, 1997. The decrease in principal loan balances outstanding during the year was primarily attributable to net cash provided from operating activities during fiscal 1998.

    Net income for the fiscal year ended March 31, 1998 was $1,684,000, or $.21 per basic share and $.19 per diluted share as compared to $971,000, or $.12 per basic and diluted share, for the fiscal year ended March 31, 1997. The increase in net income was attributable to the increase in net sales and gross profits and the decrease in interest expense, which were partially offset by an increase in selling, general and administrative expenses and restructuring charges.

Liquidity and Capital Resources
     Current assets have increased $1,908,000 to $22,744,000 at March 31, 1999 from $20,836,000 at March 31, 1998. The increase was primarily attributable to a $1,925,000 increase in inventory which resulted primarily due to the acquisition of the medical products division of Acme United Corporation on March 22, 1999. The Company had working capital of $14,195,000 with a current ratio of 2.66 at March 31, 1999 as compared to working capital of $11,109,000 with a current ratio of 2.14 at March 31, 1998. Total borrowings outstanding were $18,380,000 with a debt to equity ratio of 1.03 at March 31, 1999 as compared to $12,923,000 with a debt to equity ratio of .83 at March 31, 1998.

The increase in total borrowings outstanding at year-end is primarily due to the acquisition of the medical products division of Acme United Corporation on March 22, 1999.

     On March 18, 1999, the Company signed a Loan Agreement and Revolving Credit Note with its existing bank. The Agreement, which expires on March 31, 2003, contains a borrowing limit of $20,000,000. The Credit Agreement bears interest at either the prime lending rate or at the libor rate plus applicable margins. Long term funds available under this Agreement amounted to $7,940,000 at March 31, 1999 as defined in the borrowing base formula. The loan amount is collateralized by all of the assets of the Company and contains certain restrictive covenants, which among other matters, impose limitations with respect to the incurrence of liens, payment of dividends, guarantees, mergers, acquisitions, capital expenditures and specified sales of assets. At March 31, 1999, the Company was in compliance with all such covenants and financial ratios.

     The Company has financed its operations primarily through cash flow from operations and borrowings from its existing credit facilities. At March 31, 1999, the Company had a cash balance of $672,000 as compared to $275,000 at March 31, 1998. The Company's operating activities provided cash of $4,079,000 and $415,000 for the years ended March 31, 1999 and 1998, respectively. Net cash provided during the year ended March 31, 1999 consisted primarily of net income from operations, depreciation and amortization, decreases in inventories, accounts receivable and increases in accounts payable and accrued expenses.

     Investing activities used net cash of $8,299,000 and $4,728,000 during the years ended March 31, 1999 and 1998, respectively. The principal uses were purchase price and related acquisition costs of $7,287,000 for the purchase of the medical products division of Acme United Corporation on March 22, 1999, purchases of property and equipment of $783,000 and loans to officers of $228,000.

     Financing activities provided cash of $4,616,000 and $4,312,000 during the years ended March 31, 1999 and 1998, respectively. Financing activities generated cash primarily from net borrowings through its existing credit facility of $4,310,000 and from proceeds from employees exercising Company stock options of $306,000.

     At March 31, 1999, the Company did not have any material commitments for capital expenditures.

     The Company believes that the anticipated future cash flow from operations, coupled with its cash on hand and available funds under its revolving credit agreement, will be sufficient to meet its working capital requirements for fiscal 2000. Management believes that it will be able to meet the anticipated demand for operating room towels in fiscal 2000.

     The Company has substantially completed its program to prepare computer systems and applications for the Year 2000. The Company expects to incur additional internal staff costs as well as consulting and other expenses related to enhancements necessary to complete the systems for the Year 2000. The Company is also communicating with customers and suppliers with whom it conducts business to help identify and resolve any potential Year 2000 issues. Management has not quantified the remaining Year 2000 compliance and related expenses to be incurred, however, management believes the remaining costs will not have a material effect on its financial position.

    The Company believes that the relatively moderate rates of inflation in 1999 and 1998 have not had a significant impact on sales and profitability.

Quantitative and Qualitative Disclosures about Market Risk
     The Company is exposed to interest rate change market risk with respect to its credit facility with a financial institution which is priced based on the prime rate of interest plus a spread of up to 1/4%, libor rate plus a spread of up to 2 1/2%, or at 1 1/4% over the prevailing bankers acceptance rate. The spread over prime and libor rates is determined based upon the Company's performance with regard to agreed upon financial ratios. The Company decides at its sole discretion as to whether borrowings will be at prime, libor or bankers acceptance rates. At March 31, 1999, $12,060,000 was outstanding under the credit facility. Changes in the prime rate, libor rates or bankers acceptance rates during fiscal 2000 will have a positive or negative effect on the Company's interest expense. Each 1% fluctuation in the interest rate will increase or decrease interest expense for the Company by approximately $121,000 on an annualized basis.

     In addition, the Company is exposed to interest rate change market risk with respect to the proceeds received from the issuance and sale by the Buncombe County Industrial and Pollution Control Financing Authority Industrial Development Revenue Bonds. At March 31, 1999, $5,320,000 was outstanding for these Bonds. The Bonds bear interest at a variable rate determined weekly. During fiscal 1999, the interest rate on the Bonds approximated 3.5%. Each 1% fluctuation in interest rates will increase or decrease interest expense on the Bonds by approximately $53,000 on an annualized basis.

     A significant portion of the Company's raw materials are purchased from India and China. All such purchases are transacted in U.S. dollars. The Company's financial results, therefore, could be impacted by factors such as changes in foreign currency, exchange rates or weak economic conditions in foreign countries in the procurement of such raw materials. To date, sales of the Company's products outside the United States have not been significant.

                                 BALANCE SHEETS

                         MEDICAL ACTION INDUSTRIES INC.

-----------------------------------------------------------------------------------------------------------------------
March 31,                                                                            1999                    1998
-----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash                                                                         $   672,116             $   275,316
   Accounts receivable, less allowance for doubtful accounts
     of $128,998 at March 31, 1999 and $117,086 at March 31, 1998 ............    6,065,886               6,420,108
   Inventories ...............................................................   15,501,826              13,577,197
   Prepaid expenses ..........................................................      299,653                 359,870
   Deferred income taxes .....................................................      117,786                 120,200
   Other current assets ......................................................       87,198                  82,999
-----------------------------------------------------------------------------------------------------------------------
Total current assets .........................................................   22,744,465              20,835,690
Property and equipment, net ..................................................    8,370,448               7,879,663
Due from officers ............................................................      283,206                 212,538
Intangibles, less accumulated amortization of
   $657,448 at March 31, 1999 and $496,448 at March 31, 1998 .................    8,205,328               2,410,557
Other assets .................................................................      549,346                 542,446
-----------------------------------------------------------------------------------------------------------------------
Total assets                                                                    $40,152,793             $31,880,894
-----------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable ..........................................................  $ 1,880,212             $ 1,441,248
   Accrued expenses, payroll and taxes .......................................    1,087,593                 983,051
   Current portion of capital lease obligations ..............................      162,455                 140,338
   Notes payable to bank .....................................................    4,059,568               6,982,501
   Other note payable ........................................................    1,000,000                     ---
   Current portion of long-term debt .........................................      360,000                 180,000
-----------------------------------------------------------------------------------------------------------------------
Total current liabilities ....................................................    8,549,828               9,727,138
Deferred income taxes ........................................................      495,857                 475,400
Capital  lease obligations, less current portion .............................      250,729                 382,900
Long-term debt, less current portion .........................................   12,960,000               5,760,000
-----------------------------------------------------------------------------------------------------------------------
                                                                                 22,256,414              16,345,438
-----------------------------------------------------------------------------------------------------------------------
Shareholders' equity :
 Preferred stock, 5,000,000 shares authorized, $.001 par value:
  none issued at March 31,1999 and 1998 ......................................          ---                     ---
 Common stock, 15,000,000 shares authorized, $.001 par value:
  issued 8,574,289 shares at March 31, 1999 and 8,401,039
  shares at March 31, 1998 ...................................................        8,574                   8,401
 Additional paid-in capital, net .............................................    9,057,193               8,611,880
 Retained earnings ...........................................................    8,830,612               6,915,175
-----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity ...................................................   17,896,379              15,535,456
Commitments and contingencies
-----------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                      $40,152,793             $31,880,894
-----------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

                             STATEMENTS OF EARNINGS

                         MEDICAL ACTION INDUSTRIES INC.


------------------------------------------------------------------------------------------------------------
Year ended March 31,                                             1999            1998             1997
------------------------------------------------------------------------------------------------------------
Net sales ................................................   $57,500,109      $54,640,129     $46,000,309
Cost of sales ............................................    44,216,462       42,274,066      36,327,173
------------------------------------------------------------------------------------------------------------
Gross profit .............................................    13,283,647       12,366,063       9,673,136
------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses .............     9,540,639        8,746,190       7,375,479
Interest expense, net ....................................       575,584          603,330         655,085
Restructuring charges ....................................             -          260,447               -
------------------------------------------------------------------------------------------------------------
                                                              10,116,223        9,609,967       8,030,564
------------------------------------------------------------------------------------------------------------
Income before income taxes ...............................     3,167,424        2,756,096       1,642,572
Income tax expense .......................................     1,251,987        1,071,853         671,225
------------------------------------------------------------------------------------------------------------
Net  income ..............................................   $ 1,915,437      $ 1,684,243     $   971,347
------------------------------------------------------------------------------------------------------------
Net income per common share
   Basic .................................................   $       .23      $       .21     $       .12
   Diluted ...............................................   $       .21      $       .19     $       .12
------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

                       STATEMENT OF SHAREHOLDERS' EQUITY

                         MEDICAL ACTION INDUSTRIES INC.


-----------------------------------------------------------------------------------------------------------------------------------
                                                 Common Stock        Additional       Deferred       Retained   Total Shareholders'
                                             Shares       Amount   Paid-In Capital  Compensation     Earnings         Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at April 1, 1996 ................  8,199,789     $8,200     $8,423,066       $(417,484)     $4,259,585     $12,273,367

Issuance of common stock:
   Pursuant to Stock Incentive Plan .....     10,000         10         23,740         (23,750)
   On exercise of stock options .........     20,500         20         30,005                                          30,025
Amortization of deferred compensation....                                              145,109                         145,109
Net tax liability from vesting of
   stock under Restricted Management
   Stock Bonus Plan and exercise
   of non-qualified options .............                               (1,906)                                         (1,906)
Net income ..............................                                                              971,347         971,347
-----------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1997................  8,230,289      8,230      8,474,905        (296,125)      5,230,932      13,417,942

Issuance of common stock:
   Pursuant to Stock Incentive Plan .....     20,000         20         46,390         (46,390)                             20
   On exercise of stock options, net ....    161,375        161        161,998                                         162,159
Amortization of deferred compensation ...                                              120,968                         120,968
Cancelation of bonus stock issued
   under Restricted Management
   Stock Bonus Plan .....................    (10,625)       (10)       (24,052)         24,052                             (10)
Tax benefit from vesting of stock
   under Restricted Management
   Stock Bonus Plan and exercise
   of non-qualified options .............                              150,134                                         150,134
Net income ..............................                                                            1,684,243       1,684,243
-----------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1998 ...............  8,401,039      8,401      8,809,375        (197,495)      6,915,175      15,535,456

Issuance of common stock:
   On exercise of stock options, net ....    174,500        174        148,191                                         148,365
Amortization of deferred
   compensation .........................                                              128,592                         128,592
Fair value of warrants granted for
   Acme acquisition .....................                               73,500                                          73,500
Cancelation of bonus stock issued
   under Restricted Management
   Stock Bonus Plan .....................     (1,250)        (1)        (3,124)          3,127                               2
Tax benefit from vesting of stock
   under Restricted Management
   Stock Bonus Plan and exercise
   of non-qualified options .............                               95,027                                          95,027
Net income ..............................                                                            1,915,437       1,915,437
-----------------------------------------------------------------------------------------------------------------------------------
Balance at March 31,1999 ................  8,574,289     $8,574     $9,122,969       $ (65,776)     $8,830,612     $17,896,379
-----------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an intergral part of this statement.

                            STATEMENTS OF CASH FLOWS

                         MEDICAL ACTION INDUSTRIES INC.

--------------------------------------------------------------------------------------------------------------------------
Year ended March 31,                                                           1999             1998            1997
--------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income ..............................................................   $1,915,437       $1,684,243       $971,347
Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation and amortization .....................................      912,025          778,329        687,799
      Provision for doubtful accounts ...................................       27,000           28,000         25,000
      Deferred income taxes .............................................       22,871          (31,113)        24,589
      Deferred compensation .............................................      128,592          120,968        145,109
      Loss on sale of property and equipment ............................            -           60,808              -
      Changes in operating assets and liabilities, net
        of acquisitions:
         Accounts receivable ............................................      327,222          (80,501)       (78,869)
         Inventories ....................................................      259,317       (2,302,162)      (456,304)
         Prepaid expenses, other current assets and
           other receivables ............................................       80,597           47,683         32,462
         Other assets ...................................................      (92,900)         (22,801)       (85,431)
         Accounts payable ...............................................      333,964         (488,158)       329,559
         Accrued income taxes ...........................................            -          160,116       (116,189)
         Accrued expenses, payroll and taxes ............................      164,990          459,756       (242,882)
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities ...............................    4,079,115          415,168      1,236,190
--------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase price and related acquisition costs ............................   (7,287,467)        (302,765)             -
Purchases of property and equipment .....................................     (782,934)      (5,699,382)      (214,691)
Proceeds from sale of property, plant and equipment .....................            -        1,335,797         92,000
Loan to Chairman of the Board ...........................................            -                -        (59,000)
Repayment of loan to Chairman of the Board ..............................            -                -         59,000
Loans to officers - net .................................................     (228,168)         (61,288)      (195,000)
--------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities ...................................   (8,298,569)      (4,727,638)      (317,691)
--------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from revolving line of credit, term loan
   and long-term borrowings .............................................   11,811,137       12,039,116      2,707,512
Principal payments on revolving line of credit, term
   loan, long-term debt and capital lease obligations....................   (7,500,750)      (7,932,588)    (3,884,624)
Proceeds from exercise of common stock purchase warrants
   and employee stock options ...........................................      305,867          205,919         30,025
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities .....................    4,616,254        4,312,447     (1,147,087)
--------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash .............................................      396,800              (23)      (228,588)
Cash at beginning of year ...............................................      275,316          275,339        503,927
--------------------------------------------------------------------------------------------------------------------------
Cash at end of year .....................................................   $  672,116       $  275,316       $275,339
--------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures:
   Interest paid ........................................................   $  695,505       $  786,572       $656,841
--------------------------------------------------------------------------------------------------------------------------
   Income taxes paid ....................................................   $1,182,681       $  942,850       $762,824
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                         NOTES TO FINANCIAL STATEMENTS

                MEDICAL ACTION INDUSTRIES INC. o MARCH 31, 1999

1. SIGNIFICANT ACCOUNTING POLICIES

Inventories
Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment
Property and equipment are stated at cost. Leases meeting the criteria for capitalization are recorded at the present value of future lease payments. Maintenance and repairs are charged to operations as incurred and expenditures for major improvements are capitalized. The carrying amount and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any resulting gain or loss is reflected in operations in the year of disposal. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the related assets (buildings-40 years; factory equipment-10 to 20 years; fixtures and other equipment-3 to 5 years). Accelerated methods of depreciation are used for tax purposes. Amortization of leasehold improvements is provided on the straight-line method over the period of their economic or related lease lives, whichever is less.

Revenue Recognition
The Company recognizes income (sales) as products are shipped and title passes to customers.

Concentration of Credit Risk
The Company manufactures and distributes disposable medical products principally to medical product distributors, hospital buying groups and hospitals located throughout the United States. The Company performs credit evaluations of its customers' financial condition and does not require collateral. Receivables are generally due within 60-90 days. Credit losses relating to customers have historically been minimal and within management's expectations. (See Note 14 for major customers.)

Use of Estimates and Fair Value of Financial Instruments
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company has estimated the fair value of financial instruments using available market information and other valuation methodologies in accordance with Financial Accounting Standards No. 107. "Disclosures About Fair Value of Financial Instruments." Management of the Company believes that the fair value of financial instruments, consisting of cash, accounts receivable, accounts payable, notes payable and debt, approximate carrying value due to the immediate or short-term maturity associated with its cash, accounts receivable and accounts payable, notes payable and the interest rates associated with its debt.

Currency
All of the Company's sales and purchases were transacted in U.S. dollars.

Earnings Per Share
In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share. Statement 128 replaced the previously reported primary and fully diluted earnings per share with the basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the Statement 128 requirements. Note 11 displays a table showing the computation of basic and diluted earnings per share.

Reclassifications
The Company has reclassified certain prior year information to conform with the current year's presentation.

Stock Compensation
The Company measures compensation plans using the intrinsic value method and as provided in Note 12 pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method had been applied in measuring compensation expense.

Intangibles
Intangibles, consisting primarily of goodwill and trademarks, represent the excess of the aggregate price paid by the Company over the fair market value of the tangible assets acquired in business aquisitions accounted for as a purchase. Goodwill and other identifiable intangible assets are amortized on a straight-line basis from 10 to 20 years.

The Company reviews for the impairment of long-lived assets and certain identifiable intangibles (including the excess of cost over fair value of net assets acquired and property and equipment) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company has not identified any such impairment losses.

2. INVENTORIES

Inventories consist of the following:
-------------------------------------------------------------
March 31,                           1999           1998
-------------------------------------------------------------
Finished goods ...............  $ 6,740,436    $ 5,781,229
Raw materials ................    8,761,390      7,795,968
-------------------------------------------------------------
Total ........................  $15,501,826    $13,577,197
-------------------------------------------------------------

3. ACQUISITIONS

On March 22, 1999, the Company acquired certain assets of the medical products business of Acme United Corporation, a Connecticut Corporation ("Acme"). The purchase price for the assets acquired was $8,475,967 of which $7,475,967 was paid at or prior to closing, with the balance to be paid over the three (3) month period ending on or about June 15, 1999. Included in the payment at closing was the fair value of Warrants (valued at $73,500) to purchase 50,000 shares of its common stock at a purchase price of $2.84 per share.

The assets acquired included principally inventory, factory and office equipment and trademarks, used in the manufacture of Acme's medical products, including
(i) kit and tray products including suture removal trays, I.V. start kits and central line trays; (ii) net, padding, wound care and antiseptic products including Acu-Dyne(Registered) , an anti-microbacterial solution of povidone iodine prep swabs and a line of proprietary Tubegauz(Registered) elastic netting used in dressing retention; and (iii) instrument packs which include a broad line of sterile instruments such as hemostats, scalpels and forceps. The acquisition has been accounted for as a purchase and the operations of Acme have been included in the Company's Statement of Earnings since the acquisition date. The excess of the purchase price and related expenses over the net tangible assets acquired amounted to $5,956,000 and is being amortized over twenty (20) years.

Proforma information is not presented as complete historical operating results of Acme are not available.

The following table summarizes the assets acquired from Acme:

Inventory ...................................  $2,183,946
Factory and Office Equipment ................     336,250
Intangibles .................................   5,955,771
-----------------------------------------------------------
                                               $8,475,967
-----------------------------------------------------------

On January 7, 1998, the Company acquired certain assets relating to the sponge counter product lines of Sage Products, Inc. ("Sage"). The purchase price for the acquired assets was $300,000 in cash, (which was paid at closing). The assets acquired included customer lists, patent and trademarks, and the equipment used in connection with or required for the manufacture of the Sage Product Line. The acquisition has been accounted for as a purchase and the operations relating to the product lines acquired from Sage have been included in the Company's Statement of Earnings since the acquisition date. The excess of the purchase price and related expenses over the net assets acquired amounted to $216,498 and is being amortized over ten (10) years.

On October 30, 1997, the Company acquired certain assets of the specialty medical packaging and collection systems for the containment and transport of biohazardous waste business of Dayhill Corporation ("Dayhill"). The purchase price for the acquired assets consisted of the assumption of approximately $593,000 of Dayhill's liabilities. The acquisition has been accounted for as a purchase and the operations of Dayhill have been included in the Company's Statement of Earnings since the acquisition date. The excess of the purchase price and related expenses over the net assets acquired amounted to $20,964 and is being amortized over ten (10) years.

4. PROPERTY AND EQUIPMENT

Property and equipment (including those arising from capital leases) are summarized as follows:

--------------------------------------------------------------
March 31,                               1999         1998
--------------------------------------------------------------
Land and building ...............   $ 4,923,099  $4,923,099
Factory equipment ...............     6,605,989   5,547,470
Furniture and fixtures ..........       515,508     479,842
Leasehold improvements ..........        57,115      57,115
Capital leases-equipment ........       772,459     735,833
Automobiles and trucks ..........         6,820       6,820
--------------------------------------------------------------

                                     12,880,990  11,750,179

Less accumulated depreciation
  and amortization ..............     4,510,542   3,870,516
--------------------------------------------------------------
                                    $ 8,370,448  $7,879,663
--------------------------------------------------------------


Depreciation expense amounted to $665,025 and $550,576 in the fiscal years ended March 31, 1999 and 1998 respectively.

5. RELATED PARTY TRANSACTIONS

At various times during fiscal 1999, the Company made net loans to certain officers which totaled $228,168 bringing the cumulative total to $484,456 at March 31, 1999 from $256,288 at March 31, 1998.

These loans, which are non-interest bearing, are payable on demand, however, the Company does not presently anticipate demanding repayment. The loans are classified as non-current assets except for the portions which involve the purchase of Company stock in the amounts of $43,750 and $157,500 during the fiscal years ended March 31, 1998 and 1999, respectively, which have been deducted from Shareholders' equity.

In October 1997, the Company entered into a Consulting Agreement with the Company's former Chief Executive Officer and Chairman of the Board. The Consulting Agreement provides for an annual fee of $275,000, payable in equal monthly installments, for the ten (10) year period ending December 31, 2007. The consulting services to be provided to the Company include, but are not limited to, the evaluation of the progress of the Company's business development, analysis of the Company's financial condition and proposed operations and the projected financial results thereof. In addition, the Consulting Agreement provides that the Company's former Chief Executive Officer will not, either directly or indirectly, engage in any business competitive to that being carried on by the Company.

6. INCOME TAXES

Income tax expense (benefit) consists of the following:

--------------------------------------------------------------
March 31,                    1999        1998        1997
--------------------------------------------------------------
Current:
  Federal .............  $1,057,160  $  960,492    $561,315
  State ...............     171,956     142,474      85,321
Deferred ..............      22,871     (31,113)     24,589

--------------------------------------------------------------
                         $1,251,987  $1,071,853    $671,225
--------------------------------------------------------------

The following table indicates the significant elements contributing to the difference between the statutory federal tax rate and the Company's effective tax rate for 1999, 1998 and 1997:

-------------------------------------------------------------
March 31,                         1999      1998      1997
-------------------------------------------------------------
Statutory rate ................  34.0%      34.0%    34.0%
State taxes ...................   3.4        3.4      3.4
Nondeductible expenses ........   1.8        2.0      3.1
Other .........................    .3       (0.5)     0.4
-------------------------------------------------------------
Effective tax rate ............  39.5%      38.9%    40.9%
-------------------------------------------------------------

The components of deferred tax assets and deferred tax liabilities at March 31, 1999 and 1998 are as follows:

-------------------------------------------------------------
March 31,                               1999         1998
-------------------------------------------------------------
Deferred tax assets
   Inventory valuation
     allowance ....................  $ 68,767     $ 75,700
   Allowance for doubtful
     accounts .....................    49,019       44,500
-------------------------------------------------------------
Total deferred tax assets .........   117,786      120,200
-------------------------------------------------------------
Deferred tax liabilities
Depreciation and amortization .....  $495,857     $475,400
-------------------------------------------------------------

Management has determined that, based on the history of taxable earnings and its expectations for the future, taxable income will more likely than not be sufficient to fully realize deferred tax assets and, accordingly, has not reduced deferred tax assets by a valuation allowance.

7. LEASES

The Company leases various warehouse and office space under noncancelable operating leases expiring at various times through fiscal 2001. The Company also leases certain equipment and vehicles under noncancelable capital and operating leases expiring in various years through fiscal 2004.

The following is a schedule of future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases with initial or remaining terms of one year or more at March 31, 1999:

--------------------------------------------------------------
                                          Capital    Operating
                                          Leases      Leases
--------------------------------------------------------------
Year ended March 31,
2000 ..................................  193,368     228,435
2001 ..................................  183,069     211,506
2002 ..................................   84,209      32,669
2003 ..................................    1,902      10,142
2004 ..................................        -       4,907
--------------------------------------------------------------
Total minimum lease payments ..........  462,548     487,659
Amounts representing interest .........   49,365
--------------------------------------------------------------
Present value of net minimum
  lease payments ($162,455 of
  which is current) ...................  413,183
--------------------------------------------------------------

Equipment acquired under capital leases was $36,626 in fiscal 1999. Rental expense under operating leases was $254,162, $472,978 and $566,095 for the fiscal years ended March 31, 1999, 1998 and 1997 respectively.

8. LONG TERM DEBT

------------------------------------------------------------------
March 31,                                  1999          1998
------------------------------------------------------------------
Revolving credit agreement (a) .....  $ 2,000,000    $  440,000
Term loan (a) ......................    6,000,000           ---
Industrial Revenue Bonds (b) .......    5,320,000     5,500,000
------------------------------------------------------------------
                                      $13,320,000     5,940,000
Less current portion ...............      360,000       180,000
------------------------------------------------------------------
                                      $12,960,000    $5,760,000
------------------------------------------------------------------

    (A) On March 18, 1999, the Company signed a Loan Agreement and Revolving Credit Note with its existing bank. This agreement, which expires on March 31, 2003, replaces the Fourth Amended and Restated Revolving Credit Note and Agreement with the same bank. The credit agreement provides for a borrowing of $20,000,000 and is divided into two types of borrowing facilities (i) a term loan with a principal amount of up to six million ($6,000,000) dollars and (ii) revolving credit loans which amounts may be borrowed, repaid and rebor-rowed up to $14,000,000. Interest on the term loan (6.43% at March 31, 1999) shall equal the prime rate plus the prime applicable margin if any or at the Company's option at the adjusted libor rate plus the libor applicable margin. The margin's range from prime rate to prime rate plus 1/4% for prime rate loans and libor plus 1 1/2% to libor plus 2 1/2% for libor rate loans. The rate is determined quarterly based on agreed upon financial ratios. Interest on revolving credit loans (6.43% at March 31, 1999) shall equal the prime rate or at the Company's option at the libor rate plus the applicable margin. The libor margin ranges from libor plus 1 1/2% to libor plus 2 1/4%. The rates are determined quarterly based on agreed upon financial ratios. The revolving credit agreement also has sublimits of $8,500,000 of banker's acceptances which bear interest at 1 1/4% over the prevailing banker's acceptances rate, and a $4,000,000 sublimit for letters of credit. Banker's acceptances at March 31, 1999 and 1998 in the amount of $4,060,000 and $6,983,000 respectively, have been classified as notes payable. The weighted average interest rate in such short term borrowings outstanding was 7.25% and 7.43% at March 31, 1999 and 1998 respectively. The term loan is payable in twenty-three (23) quarterly principal installments of $250,000, commencing on July 1, 2000 and continuing quarterly thereafter until April 1, 2006, when any remaining principal amount shall be due and payable. In the event that the Company generates excess cash folw as defined in the agreement, the Company will make a cash flow recapture payment on the term loan beginning the fiscal year ending March 31, 2000. Borrowings on the revolving credit agreement are further limited to 80% of eligible accounts receivable, as defined, and 55% of eligible inventory, as defined, with a sublimit of $9,000,000. Borrowings under this agreement are collateralized by all the assets of the Company, and the agreement contains certain restrictive covenants, which among other matters, impose limitations with respect to the incurrence of liens, guarantees, mergers, acquisitions, capital expenditures, specified sales of assets and prohibits the payment of dividends. The Company is also required to maintain various financial ratios with which it is in compliance at March 31, 1999.

    (B) On July 9, 1997 the Company acquired approximately 32 acres of land located in Arden, North Carolina and an existing 205,000 square foot building located thereon (the "Arden Facility"). The purchase price for the Arden Facility was $2,900,000, which was paid at closing. The acquisition of the Arden Facility was financed with the proceeds from the issuance and sale by The Buncombe County Industrial Facilities and Pollution Control Financing Authority of its $5,500,000 Industrial Development Revenue Bonds (Medical Action Industries Inc. Project), Series 1997 (the "Bonds"). Interest on the Bonds is payable on the first business day of each January, April, July and October commencing October, 1997 and ending July, 2013. Principal payments are due and payable in 60 consecutive quarterly installments of $90,000 commencing October 1, 1998 and ending July 1, 2013 with a final maturity payment of $190,000. The Bonds bear interest at a variable rate, determined weekly. The interest rate on the Bonds at March 31, 1998 was 3.9% per annum. In connection with the issuance of the Bonds, the Company entered into a Letter of Credit and Reimbursement Agreement dated as of July 1, 1997 with a bank for approximately $5,800,000 (the "Reimbursement Agreement") to support principal and interest payments of the Bonds and requires payment of an annual fee of .85% of the remaining balance. The Company also entered into a Remarketing Agreement, pursuant to which the Remarketing Agent will use its best efforts to arrange for a sale in the secondary market of such Bonds. The Remarketing Agreement provides for the payment of an annual fee of .125% of the remaining balance.

As of March 31, 1998 the Company has used all of the $5,500,000 proceeds from the Bonds for the purchase and rehabilitation of the Arden Facility and for the acqusition of machinery and equipment.

Maturities of long term debt are as follows at March 31, 1999:

-----------------------------------------------------------
2000 ........................................    360,000
2001 ........................................  1,110,000
2002 ........................................  1,360,000
2003 ........................................  3,360,000
2004 ........................................  1,360,000
Thereafter ..................................  5,770,000
-----------------------------------------------------------
                                              13,320,000
-----------------------------------------------------------

9. OTHER NOTE PAYABLE

In connection with the acquisition of Acme (see Note 3), the Company signed a note in the amount of $1,000,000. The note is payable providing that Acme is in compliance with the terms of the production and transition schedule as set forth in the Transition Plan, as amended. If Acme is timely in meeting the transition schedule, payments will be made as follows: (i) $200,000 on April 15, 1999; (ii) $400,000 on May 15, 1999 and $400,000 with the transfer of the final piece of equipment which is anticipated to be on or about June 15, 1999. The Company has made scheduled payments of $600,000 through May 15, 1999.

10. RESTRUCTURING CHARGES

As a result of the Company's consolidation of its Asheville manufacturing facility and two leased warehouse facilities into the new Arden Facility, which was completed in the fourth quarter of fiscal 1998, the Company has recorded $260,447 of pre-tax restructuring charges. The restructuring charges include lease termination fees, net loss on the sale of the manufacturing facility in Asheville, North Carolina, and costs incurred for moving inventory and equipment to the recently acquired Arden Facility. As of March 31, 1998, all expenses have been incurred pertaining to the above mentioned charges.

11. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share.

--------------------------------------------------------------------------------
                                                  1999       1998         1997
--------------------------------------------------------------------------------
NUMERATOR:
Net income for basic
   and diluted earnings per share ..........  $1,915,437  $1,684,243    $971,347
================================================================================
DENOMINATOR:
Denominator for basic
   earnings per share -
     weighted average shares ...............   8,465,770   8,201,585   8,088,349
Effect of dilutive securities:
Employee stock options .....................     453,370     642,557     232,158
Non-vested restricted stock ................      47,381      89,731     122,591
Warrants ...................................      22,377      29,654           0
--------------------------------------------------------------------------------
Dilutive potential common shares ...........     523,128     761,942     354,749
Denominator for diluted earnings
   per share - adjusted
   weighted average shares .................   8,988,898   8,963,527   8,443,098
================================================================================
Basic earnings per share ...................        $.23        $.21        $.12
================================================================================
Diluted earnings per share .................        $.21        $.19        $.12
================================================================================

12. SHAREHOLDERS' EQUITY AND STOCK PLANS

In 1984, the Company's Board of Directors and stockholders approved a Restricted Management Stock Bonus Plan (the "Bonus Plan"). Under the Bonus Plan, which expired in May 1994, 500,000 shares of the Company's common stock may be sold to executives and other key salaried employees at par value ($.001 per share). Shares issued under the Bonus Plan vest in four equal installments on the second, third, fourth and fifth anniversaries of the date of issuance. Except for those shares which have vested, shares issued under the Bonus Plan may not be sold, transferred or otherwise disposed of unless they are first offered to the Company at par value. At March 31, 1999, 477,688 shares had been issued, of which 460,657 have vested.

In 1984, The Company's Board of Directors and stockholders approved an Incentive Stock Option Plan (the "Incentive Option Plan"). The Incentive Option Plan, which expired in May 1994, authorized the granting, to key employees, of options to purchase an aggregate of 350,000 shares of the Company's common stock at the fair market value at the date of grant. Options vest over a two year period and expire five years from date of grant unless employment is terminated, in which event, subject to certain exceptions, the options terminate three months subsequent to date of termination. At March 31, 1995, there were no shares available for granting of future options. During fiscal 1997, all remaining outstanding options expired.

During fiscal 1990, the Company's Board of Directors and stockholders approved a Non-Qualified Stock Option Plan (the "Non-Qualified Option Plan"). The Non-Qualified Option Plan, as amended, authorizes the granting to employees of the Company options to purchase an aggregate of 2,150,000 shares of the Company's common stock. The options are granted at the fair market price or at a value that is not less than 85% of the fair market value on the date of grant. The options are exercisable in two equal installments on the first and second anniversary of the date of grant. Options expire from five to ten years from the date of grant unless the employment is terminated, in which event, subject to certain exceptions, the options terminate two months subsequent to date of termination. At March 31, 1999 there were 800,000 shares available for granting of future options. The number of shares exercisable at March 31 1999, 1998 and 1997 were 517,000, 423,500 and 456,000, respectively.

In 1994, the Company's Board of Directors and stockholders approved the 1994 Stock Incentive plan (the "Incentive Plan"), which, as amended, covers 850,000 shares of the Company's common stock. The Incentive Plan, which expires in 2004, permits the granting of incentive stock options, shares of restricted stock and non-qualified stock options. All officers and key employees of the Company and its affiliates are eligible to participate in the Incentive Plan. The Incentive Plan is administered by the Stock Option Committee of the Board of Directors, which determines the persons to whom, and the times at which awards will be granted. In addition, the Stock Option Committee decides the type of awards to be granted and all other related terms and conditions of the awards. The per share exercise price of any option may not be less than the fair market value of a share of common stock at the time of grant. Grants outstanding at March 31, 1999 vest in two equal installments on the first and second anniversary of the date of grant. Future grants may have different vesting schedules. At March 31, 1999, there were 10,000 shares available for future grants. At March 31, 1999, 30,000 shares of restricted stock are outstanding, 20,000 of which have vested. Furthermore, the number of non-qualified options exercisable at March 31, 1999, 1998, and 1997 were 512,500, 372,500 and 135,000 respectively. No incentive options have been issued under this plan.

The Company's 1996 Non-Employee Director Stock Option Plan (the "Director Plan") was approved by the stockholders in August 1996 and covers 100,000 shares of the Company's common stock. Under the terms of the Director Plan, each non-employee director of the Company will be granted each year an option to purchase 2,500 shares of the Company's common stock. The authorization for grants under the Director Plan will expire after the annual meeting in 2006. The Company believes that the Director Plan will encourage stock ownership by non-employee directors, thus benefiting stockholders by giving such directors a propriety interest in the Company. Also, the Director Plan will enhance the Company's ability to attract, retain and suitably reward directors of exceptional ability, upon whose leadership and management skills the Company's future rests in large part. At March 31, 1999 there were 85,000 shares available for granting of future options. All of the shares granted were exercisable at March 31, 1999.

Pursuant to the Acme acquisition (see note 3), the Company approved the issuance of a ten-year warrant to purchase the Company's Common Stock. The warrant, which expires on March 22, 2009, permits Acme to purchase 50,000 shares of Common Stock at $2.84 per share.

Pursuant to an employment agreement expiring in August 1998, the Board of Directors approved the issuance of a five-year warrant to purchase the Company's common stock to the former principal stockholder of QuanTech, Inc. The warrant, which expires on August 10, 1999, permits the holder to purchase 80,592 shares of common stock at $2.1875 per share, the market value on the date of grant.

Pursuant to an employment agreement expiring in October 2000, the Board of Directors approved the issuance of a five-year warrant to purchase the Company's common stock to a former principal stockholder of Dayhill Corporation. The warrant, which expires on October 30, 2002, permits the holder to purchase 70,000 shares of common stock at $3.94 per share, the market value on the date of grant.

In accordance with the provisions of SFAS No. 123, the Company has elected to apply APB 25 and related interpretations in accounting for its stock-based awards because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing such stock-based awards. For the years ended March 31, 1999, 1998, and 1997, all stock-based awards were granted with an exercise price equal to the fair market value on their date of grant. Therefore, under the provisions of APB 25, no compensation expense has been recognized with respect to such awards. If the Company had elected to recognize compensation expense based on the fair value of the stock-based awards granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below :

-------------------------------------------------------------------------------
                                              1999         1998        1997
-------------------------------------------------------------------------------
Net income-as reported ..................  $1,915,437   $1,684,243   $971,347
Net income-pro forma ....................   1,469,023    1,342,724    791,826
Earnings per share- as reported:
  Basic .................................        $.23         $.21       $.12
  Diluted ...............................         .21          .19        .12
Earnings per share - pro forma:
  Basic .................................         .17          .16        .09
  Diluted ...............................         .16          .15        .09
-------------------------------------------------------------------------------



Option activity under the option plans during the three years ended March 31, 1999 is summarized as follows:
---------------------------------------------------------------------------------------------

                                    Incentive Option Plan        Non-Qualified Option Plan
                                   Number of    Option Price     Number of     Option Price
                                   Shares         Per Share       Shares         Per Share
---------------------------------------------------------------------------------------------
Balance at April 1, 1996 .......   147,500           $2.50        6l8,500       $.97-$4.125

 Granted .......................        --              --        303,250       $1.69-$2.38
 Exercised .....................        --              --        (20,500)       $.97-$1.75
 Cancelled .....................  (147,500)          $2.50        (20,500)       $.97-$2.50
---------------------------------------------------------------------------------------------
Balance at March 31, 1997 ......        --              --        880,750        $.97-$2.50
---------------------------------------------------------------------------------------------
 Granted .......................        --              --        303,000       $2.09-$3.25
 Exercised .....................        --              --       (186,375)       $.97-$2.19
 Cancelled .....................        --              --       (147,875)       $.97-$3.00
---------------------------------------------------------------------------------------------
Balance at March 31, 1998 ......        --              --        849,500        $.97-$3.25
---------------------------------------------------------------------------------------------
 Granted .......................        --              --        184,000       $2.69-$3.38
 Exercised .....................        --              --       (174,500)       $.97-$2.38
 Cancelled .....................        --              --        (59,000)      $3.00-$3.38
---------------------------------------------------------------------------------------------
Balance at March 31, 1999 ......        --              --        800,000        $.97-$3.88
---------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------
                                                                  1996 Non Employee           Weighted
                                  1994 Stock Incentive Plan   Directors Stock Option Plan     Average
                                  Number of    Option Price    Number of    Option Price    Option Price
                                  Shares       Per Share         Shares       Per Share       Per Share
----------------------------------------------------------------------------------------------------------
Balance at April 1, 1996 .......   270,000      $.97-$2.19           --          --            $ 2.09

 Granted .......................   205,000     $1.88-$2.38           --          --              1.88
 Exercised .....................        --              --           --          --              1.46
 Cancelled .....................        --              --           --          --              1.71
----------------------------------------------------------------------------------------------------------
Balance at March 31, 1997 ......   475,000      $.97-$2.38           --          --             $1.71
----------------------------------------------------------------------------------------------------------
 Granted .......................    75,000           $3.25        7,500       $3.00              2.82
 Exercised .....................        --              --           --          --              1.57
 Cancelled .....................        --              --           --          --              1.75
----------------------------------------------------------------------------------------------------------
Balance at March 31, 1998 ......   550,000      $.97-$3.25        7,500       $3.00             $2.02
----------------------------------------------------------------------------------------------------------
 Granted .......................   260,000     $2.63-$3.38        7,500       $3.25             $3.18
 Exercised .....................        --              --           --          --              1.75
 Cancelled .....................        --              --           --          --              3.28
----------------------------------------------------------------------------------------------------------
Balance at March 31, 1999 ......   810,000      $.97-$3.38       15,000 $3.00-$3.25             $2.32
----------------------------------------------------------------------------------------------------------

The fair value of the Company's stock-based awards is estimated on the date of grant using the Black-Scholes option-pricing model assuming no expected dividends and the following weighted average assumptions:

----------------------------------------------------------------------
                                          1999       1998      1997
----------------------------------------------------------------------
Expected stock price volatility ......    .702       .710      .625
Risk-free interest rate ..............    5.49%      6.43%     6.25%
Expected life of options .............  4 YEARS    4 years   4 years
----------------------------------------------------------------------

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock-based awards have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The weighted average fair value of stock-based awards granted is $1.82 in fiscal 1999, $1.74 in fiscal 1998 and $1.02 in fiscal 1997. The weighted-average remaining contractual life of all stock-based awards outstanding is 3.2 years in fiscal 1999 and 1998 and 3.3 years in fiscal 1997. The weighted-average exercise price of all stock-based awards exercisable at March 31, 1999, 1998 and 1997 is $1.92, $1.69 and $1.65, respectively. The pro forma effect on net income in fiscal 1997 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

13. RETIREMENT PLAN

Effective April 1, 1988, the Company adopted a retirement plan for all of its employees pursuant to section 401(k) of the Internal Revenue Code. Subject to the terms and conditions of the plan, each eligible employee may contribute up to 15% of his or her compensation as defined therein. In addition, the Plan provides for a discretionary matching company contribution of 25% of the employee's contribution up to a maximum of 6% of their compensation. The Company's contribution vests over a period of four years and amounted to $47,509 in 1999, $40,085 in 1998 and $41,276 in 1997.

14. OTHER MATTERS

    (A) The Company operates in one industry, disposable medical products.

    (B) The Company presently obtains a portion of its raw materials for operating room towels from China. These operating room towels are designated as a textile, for which an export visa is required. These export visas could adversely impact the availability and pricing of operating room towels. In the event that these quota restrictions reduce the availability of operating room towels, the Company will accelerate its procurement of operating room towels from China and secure operating room towels from sources outside of China. Management presently anticipates that it will be able to meet the Company's requirements of operating room towels through fiscal 2000.

    (C) Sales to Allegiance Healthcare Corp., Owens and Minor Inc. and McKesson General Medical (the "Distributors") accounted for approximately 25%, 25% and 11% of net sales, respectively, for the fiscal year ended March 31, 1999, and 24%, 23% and 10%, respectively for the fiscal year ended March 31, 1998, and 18%, 23% and 10%, respectively for the fiscal year ended March 31, 1997.

Although the Distributors may be deemed in a technical sense to be major purchasers of the Company's products, the Distributors typically serve as a distributor under a purchase order or supply agreement between the customer and the Company and do not purchase for their own accounts. The Company, therefore, does not believe it is appropriate to categorize the Distributors as actual customers.

    (D) Product development costs charged to expense were $446,000, $364,000 and $315,000 for the years ended March 31, 1999, 1998 and 1997, respectively.

    (E) The Company is a party to lawsuits arising out of the conduct of its ordinary course of business, including those related to product liability and the sale and distribution of its products, which management believes are covered by insurance. While the results of such lawsuits cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the financial position or results of operations of the Company.

                     STATEMENT OF MANAGEMENT RESPONSIBILITY


    The financial statements included in this annual report have been prepared by the management of Medical Action Industries Inc. which has primary responsibility for the integrity and objectivity of the statements. The financial statements were prepared in conformity with generally accepted accounting principles and include, where necessary, certain estimates and judgments by management deemed appropriate in light of existing circumstances.

      Management is also responsible for maintaining a system of internal accounting controls designed to provide reasonable assurance that transactions are properly authorized and recorded and the Company's assets are safeguarded against material loss and unauthorized use or disposal. To accomplish this, management has developed prescribed policies and procedures encompassing all facets of the Company's accounting system. These policies and procedures are continuously monitored by management and are updated or modified as needed.

      The fiscal 1999 financial statements of the Company have been audited by Grant Thornton LLP, independent certified public accountants. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards. As part of their audit, they perform a review of internal accounting controls and financial reporting matters for the purpose of determining the amount of reliance to place on those controls relating to the audit tests they perform.

      The Company's Board of Directors maintains an Audit Committee consisting of outside directors who meet periodically with management and separately with the independent auditors to review financial reporting matters and to discuss issues relating to their audit.



/s/ Paul D. Meringolo                        /s/ Richard G. Satin

Paul D. Meringolo, Chairman of               Richard G. Satin, Vice
the Board, Chief Executive                   President of Operations
Officer and President                        and General Counsel

              REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Stockholders and Board of Directors
Medical Action Industries Inc.


    We have audited the accompanying balance sheets of Medical Action Industries Inc. as of March 31, 1999 and 1998, and the related statements of earnings, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Action Industries Inc. as of March 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                            /s/ Grant Thornton LLP

Melville, N.Y.
May 28, 1999


Stockholders and Board of Directors
Medical Action Industries Inc.


    We have audited the accompanying statements of earnings, shareholders' equity and cash flows of Medical Action Industries Inc. for the year ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Medical Action Industries Inc. for the year ended March 31, 1997, in conformity with generally accepted accounting principles. Melville, N.Y. May 23, 1997


                                            /s/ Ernst & Young LLP

Melville, N.Y.
May 23, 1997

                      CORPORATE INFORMATION AND DIRECTORY


BOARD OF DIRECTORS

PAUL D. MERINGOLO
Chairman of the Board,
Chief Executive Officer and President

RICHARD G. SATIN
Vice President of Operations and General Counsel

BERNARD WENGROVER
Certified Public Accountant

DR. PHILIP F. CORSO
Assistant Clinical Professor of Surgery - Yale
University School of Medicine; Senior Attending and Emeritus Chief of Plastic Surgery Bridgeport and Norwalk Hospitals

DR. THOMAS A. NICOSIA
Fellow of the American College of Cardiology.
Affiliated with St. Francis and North Shore
University Hospitals


EXECUTIVE OFFICERS

PAUL D. MERINGOLO
Chairman of the Board,
Chief Executive Officer and President

RICHARD G. SATIN
Vice President of Operations and General Counsel

DANIEL F. MARSH
Vice President - Sales and Marketing

ERIC LIU
Vice President-International Operations


OPERATIONS MANAGEMENT

VICTOR BACCHIONI
Corporate Controller

STEVE FERRERA
Director of Sales and Marketing-OEM Division

WILLIAM C. GILBERT
Vice President-Manufacturing

HOWARD LASTER
National Accounts Manager

PHILIP R. MERINGOLO
Director of Information Systems

JOHN NIE
National Sales Manager


INDEPENDENT AUDITORS

Grant Thornton LLP
One Huntington Quadrangle
Melville, New York  11747


REGISTRAR & TRANSFER AGENT

American Stock Transfer and Trust Company
40 Wall Street
New York, New York  10005


SEC FORM 10-K

If you would like a copy of our Annual Report on SEC Form 10-K for the fiscal year ended
March 31, 1999, you may obtain it without charge. Direct your request to
Medical Action Industries Inc.,
Corporate Secretary, 150 Motor
Parkway, Hauppauge, New York 11788.


DUPLICATE MAILINGS

When a stockholder owns shares in more than one account or when several stockholders live at the same address, they may receive multiple copies of the Annual Report or other mailings.

For further information on how to eliminate multiple mailings, contact American Stock
Transfer and Trust Company at (718)921-8293.


COMPANY FACILITIES

Executive Offices
150 Motor Parkway
Hauppauge, New York  11788

Manufacturing and
Distribution Facilities

25 Heywood Road
Arden, North Carolina  28704

92 Central Avenue
Farmingdale, New York  11735

1938 E. Pomona Street
Santa Ana, California  92705


ANNUAL STOCKHOLDERS' MEETING

The Annual Stockholders' Meeting of Medical
Action will be held on Tuesday, August 17, 1999 at the offices of Medical Action Industries
Inc., 150 Motor Parkway, lower level,
Hauppauge, New York. A Form of Proxy and
Proxy Statement is being mailed to stockholders of record with this report.

STOCK TRADING

Medical Action's common stock trades on The NASDAQ Stock Market(Service Mark) under the symbol MDCI. As of June 1, 1999, there were approximately 500 stockholders of record, which does not include approximately 3,500 beneficial owners of shares held in the names of brokers or other nominees. The following table sets forth, for the periods indicated, the high and low prices per share of Medical Action Common Stock as reported by the National Market tier of the NASDAQ Stock Market(Service Mark):

-------------------------------------------------------------------------------
                                  Fiscal 1999                Fiscal 1998
-------------------------------------------------------------------------------

                              High           Low        High            Low

First Quarter                4-9/16        3-5/16       3-15/16       2
Second Quarter               3-7/8         2-1/2        3-7/8         2-7/8
Third Quarter                3-1/2         2-9/16       4-7/32        2-11/16
Fourth Quarter               3-1/2         2-9/16       4-1/4         2-15/16
-------------------------------------------------------------------------------

                         MEDICAL ACTION INDUSTRIES INC.

                               Executive Offices:
                                150 Motor Parkway
                                    Suite 205
                               Hauppauge, NY 11788
                        (516) 231-4600 Fax (516) 231-3075
                                MEDACTION@AOL.COM
                             WWW.MEDICAL-ACTION.COM